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File No. 1-11284

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

              NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
     Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: August 1, 2003	By:	"Julie Galloway" Julie Galloway Associate General Counsel and Corporate Secretary

Exhibits
4.64	Press Release dated July 8, 2003 — Noranda Reorganizes Recycling Business Unit
4.65	Press Release dated July 16, 2003 — Noranda Purchases Antamina Net Proceeds Interest from Inmet
4.66	Press Release dated July 17, 2003 — Noranda Closes Sale of Priority Units of Noranda Income Fund
4.67	Press Release dated July 25, 2003 — Noranda Announces Recapitalization Plan
4.68	Press Release dated July 25, 2003 — Noranda Reports Second Quarter Loss of $15 Million

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SIGNATURES